September 29, 2009



VIA U.S. MAIL AND FACSIMILE

Christopher E. Palmer, Esq.
Goodwin Procter LLP
901 New York Ave., N.W.
Washington, DC 20001

      RE:	AXA Equitable Life Insurance Company:
      Separate Account No. 49 of AXA Equitable Life Insurance Co.
      Retirement Cornerstone Series
      Pre-effective Amendment No 1 filed on Form N-4?

Dear Mr. Palmer:

      The staff reviewed the above-referenced pre-effective amendment, which the Commission received on August 19, 2009. We have given the registration statement a full review. Based on our review, we have the following comments. Page references are to the pages in the courtesy copy provided to the staff, and Item references are to the Item numbers set forth in Form N-4.

1.	GENERAL

a.	Please confirm that the contract name on the front cover page of
the prospectus will continue to be the same as the EDGAR class identifier associated with the contract. In doing so, please disclose the basis for not including multiple class identifiers for the various contract versions.

b.	If you seek to rely on the Rule 12h-7 under the Securities
Exchange Act of 1934, please provide an appropriate representation.
See Release No. 33-8996 (January 8, 2009).

c.	The prospectus juxtaposes use of the phrases "Guaranteed
benefit
variable investment options" and "Guaranteed benefit investment options" at several points in the prospectus, for example, the third and fourth bullet points on page 49. Also, the glossary provides a cross reference page for Guaranteed benefit investment options but not for Guaranteed benefit variable investment options.

The staff is concerned under these circumstances about the potential for investor uncertainty as to whether the phrase "Guaranteed benefit variable investment options" or "Guaranteed benefit investment options" is intended at any point in the prospectus (e.g., the second paragraph on page 36). This concern is exacerbated by the potential for confusion as to just how the Guaranteed benefit investment options differ from the Guaranteed benefit variable investment options when the only such option that is non-variable (a special DCA option) is unambiguously identified only in one location in the prospectus (i.e., on page 47).

To avoid this potential confusion, please delete use of the phrase "Guaranteed benefit investment options" and replace it with a phrase more distinct from "Guaranteed benefit variable investment options" to more clearly convey the intention to refer to this larger set of investment options, e.g., "Guaranteed benefit variable investment options and the Guaranteed benefit DCA option."

In the alternative, please make sure that the difference between the
Guaranteed benefit investment options and the Guaranteed benefit variable investment options is made clear in the summary and resolve the various discrepancies cited elsewhere in this letter that appear to confuse the terms or have the potential to confuse an investor as to the use of the terms. We note, too, that sometimes the phrase "investment options" is used when it is clear that "Guaranteed benefit investment options" is intended (see, e.g., the second paragraph of the Custom Selection Rules on page 35). Please ensure that all uses of the phrase investment options, however modified, is both consistent and accurate throughout the prospectus.

d.	Please disclose to the staff whether there are any types of
guarantees (e.g., as to any of the company`s guarantees under the contract or will the company will be primarily responsible for paying out on any guarantees associated with the contract) or support agreements (e.g., pertaining to capitalization of the company) with third parties.

e.	Please explain to the staff the legal basis for providing
multiple versions of the variable contract within a single registration statement.

Moreover, presuming the registrant is permitted to retain this format, please note that the prospectus should briefly disclose the reason for offering multiple versions including disclosure in the summary that the versions are identical except as noted in the summary and the reasons why a prospective owner might decide to choose one version over the others in the summary as well.

PROSPECTUS

2.	Front Cover Page

a.	The prospectus states in the first sentence of the second
paragraph of page 1 that it "provides a description of all material provisions of the contract." In addition, the paragraph subsequently notes that "because certain provisions may be changed after the date of the prospectus, the description . . . is qualified in its entirety," and that there may be state variations.

To avoid an inference that "a description of all material provisions" may not necessarily mean describing all material rights and obligations in those provisions, please revise the first sentence to note that the prospectus describes all material rights and obligations under the contract. In addition, please revise the paragraph to avoid an inference seemingly suggested by the second disclosure cited above that the prospectus may in fact not describe all material contractual rights and obligations, given that "certain provisions may be changed after the date of the prospectus," or given that there will be state variations.

b.	With respect to disclosure regarding the insurance company`s ability to refuse, limit, and/or terminate contributions both here and throughout the prospectus, please also highlight the impact this may have on the value and benefits of an owner`s contract including any Guaranteed benefits.

For example, the last sentence of the paragraph preceding "Possible changes to the Custom Selection Rules" on page 36 should be highlighted. Please also describe generally in the same section the circumstances under which contributions and allocations will be limited or refused.

c.	In addition to identifying the Trusts that the variable
investment options may invest in, please also specifically identify each of the available Portfolios. Item 1(a)(viii).

d.	Please briefly describe the credit that is only offered
through
Series XC including disclosure that the expenses for a contract with the credit may be higher than expenses for a contract without the credit and that the amount of the credit may be more than offset by the additional fees and charges associated with the credit.

3.	Series at a glance - key features (page 9)

a.	Please include a brief description of "free look" rights
under
the contract and a cross-reference to the fuller discussion of those rights on page 46.

b.	Under "Contribution amounts" on page 10, please disclose the maximum contribution limits or at least provide a cross-reference to the fuller discussion of them.

c.	The prospectus notes on page 44 that the GIB will be
terminated
if the Guaranteed benefit account value falls to zero due to an Excess withdrawal. In addition, the prospectus notes on page 42 that withdrawal benefits are tied to the GIB Benefit Base and on page
41
that only amounts allocated to the Guaranteed benefit investment options will be included in that base. However, the summary notes in the Guaranteed Income Benefit section on page 9 only that certain withdrawals "may cause a significant reduction in . . . benefits." Accordingly, please revise the summary to note that certain withdrawals can also cause the termination of the benefit and that investment restrictions apply.

d.	The fourth bullet in the second column on page 1 relating to
Qualified Plans notes parenthetically the phrase "transfer contributions only." The prospectus notes on pages 21, 25 and 28 that no payroll contributions are accepted as contributions to contracts used as vehicles for qualified plans. Please clarify the term
"transfer contributions" to make this clear.

e.	The first bullet point at the top of page 9 states that
Guaranteed benefit investment options consist only of "Guaranteed variable investment options." Please note that "Guaranteed variable investment options" does not appear to be a defined term and may have been intended to refer to Guaranteed benefit variable investment options. Please clarify what is intended. Secondly, this disclosure conflicts with the disclosure on pages 33 and 47, which states that amounts allocated to a special DCA option can count toward the Guaranteed income benefit base. Please resolve the discrepancy or clarify better on page 9 what components make up the Guaranteed benefit investment options.

f.	Please explain to the staff the relevance of disclosing the
"Additional features" with the asterisk footnote given that they will not be available for at least another year?

4.	Fee table (page 12)

a.	The fee table notes that the maximum charge for transfers is
$35, but footnote 3 only states that there currently are no limits on transfers. Please revise the footnote to remove the ambiguity as to what is the number of transfers the contract reserves the right to set, above which this stated maximum charge would actually be imposed.

b.	The entries for the fees applicable to the two guaranteed
minimum death benefit options listed at the bottom of page 12 do not indicate whether these are maximum or current fees, unlike the entries for the guaranteed minimum death benefit option listed on page 13. Please revise the fee table to indicate whether these are maximum or current charges.

c.	Footnote 14 to the portfolio fee table on page 14 indicates
that
AXA Equitable may be reimbursed for any fees waived pursuant to any expense limitation agreements. Please disclose how long after an expense has been waived a reimbursement may be sought

d.	Examples (page 15)

i.	Please confirm that the examples on page 14 will reflect the highest combination of applicable contract charges and, revise the introductory narrative accordingly.

ii.	Please revise the second sentence of the second paragraph
("based on the charges paid in 2008") in light of the fact that this is a brand new contract.

iii.	Please confirm the accuracy and disclose the basis for
employing
a Roll-up rate of 8% as stated in the last sentence of the second paragraph.

iv.	For Series XC, please confirm that the credit is not
reflected
in either set of examples.

5.	Contract features and benefits - How you can purchase and
contribute to your contract (page 17)

a.	In each applicable table, please reconcile the absence of
disclosure regarding the availability of the automatic investment program ($100 monthly or $300 quarterly) with its disclosure in the summary table on page 10 (see asterisk footnote). For example, compare page 19 with page 10 with regard to a Roth IRA under Series
B.

b.	Please reconcile the minimum contribution required for an
Inherited IRA Beneficiary Continuation Contract under Series B provided on page 20 with that provided in the summary table on page
10.

6.	What are your investment options under the contract? (page
33)

a.	The prospectus notes that both the Guaranteed benefit
investment
options and the Non-Guaranteed benefit investment options include "the account for special dollar cost averaging or the account for special money market dollar cost averaging." Please revise the disclosure on page 33 to avoid an impression that the same special DCA account used for Guaranteed options must necessarily be used for
Non-Guaranteed options.
b.	The prospectus notes in the first paragraph after the tables that an investor "can allocate to either or both Non-Guaranteed and
Guaranteed benefit variable investment options as part of [the investor`s] dollar cost averaging "program." The prospectus notes on page 47 that two or more DCA programs are required to invest in both
Guaranteed and Non-Guaranteed benefit variable investment options. To avoid confusion, please use the word "programs" or some other word beside "program" on page 33.

7.	Custom Selection Rules (applicable to Guaranteed benefit
account
value only) (page 35)

a.	The prospectus describes what happens to noncompliant
allocations in the case of changes to the rules. Please revise the prospectus to clarify what happens to allocations that are noncompliant due to changes in relative market value.

b.	In the "Possible changes to the Custom Selection Rules"
section,
please be clear and more complete as to what happens to existing monies as opposed to subsequent contributions and transfers when a change to the Custom Selection Rules occurs.

8.	Our Special DCA Programs (page 37)

a.	In the second paragraph, please clarify the difference
between
the "account for special dollar cost averaging" and the Guaranteed interest option.

b.	Please briefly describe in the beginning of the section the
advantages of the special DCA program over the general DCA program, i.e., why would an owner elect one over the other.

c.	The prospectus details several features applicable to the
special dollar cost averaging program, such as an enhanced rate and the 60 day rate lock, but is silent on whether the special money market dollar cost averaging has these features. Please revise the prospectus to clarify the availability of these features under the special money market dollar cost averaging program.

d.	The prospectus notes in the fourth bullet point what time
periods are offered. Please clarify what are the consequences whether an investor may withdraw funds before the expiration of the designated period and, if so, describe any adverse consequences of the withdrawal.

e.	The sixth bullet point states that all of an investor`s
"contribution" must be allocated to the Special DCA program if the investor wants any amounts transferred to any of the Guaranteed benefit variable investment options. Please clarify whether this means contributions cannot be split between a special DCA program
and
the variable investment options.
f.	The first full bullet point on page 38 notes that all amounts in
a special DCA will be transferred at the end of the chosen time period. Please revise the prospectus to note prominently at the beginning of this section that all amounts in a DCA will be transferred at the end of the selected time, which currently does not exceed one year.

g.	Please expand the first bullet point appearing on page 38 as to
what happens if a request for a withdraw occurs, as is stated in the last sentence with respect to a transfer.

9.	Credits (for Series XC contracts) (page 38)

a.	The prospectus notes that the credit will be recaptured under certain circumstances. Please confirm that appropriate exemptive relief has been obtained for the recovery of the credit in all instances described on page 39 and provide appropriate cites.

b.	 Please describe in detail (and preferably with an example)
how
the credit or a portion of the credit will be recovered in each applicable situation.

c.	The second to last paragraph of the section states that
credits
are not considered to be contributions "for purposes of any discussion in this Prospectus." Please expand this discussion to address whether the credits are added to account value for purposes of assessing charges.

d.	Please provide an example demonstrating how Excess Credit is recaptured.

10.	Guaranteed minimum death benefit and Guaranteed income
benefit
base (page 39)

a.	The prospectus states in the last paragraph of page 39 that
the
Guaranteed minimum death benefit base and Guaranteed income
benefit
base are referred to in the following section as the "benefit base."
However, the prospectus then introduces in the following paragraph the concepts of the annual ratchet benefit base, the Return of Principal benefit base, and the Roll up benefit bases. This plethora of benefit base concepts are then inconsistently referred to, confusing the reader as to, for example on page 40 in the annual ratchet subsection, whether "benefit base" is a subset of or the same as the "annual ratchet benefit base" In addition, the phrase "Guaranteed minimum death benefit base" appears to be a phrase that
has no separate meaning and after its introduction on page 39 is not
referred to again in the discussion of the various death benefit bases on pages 40 and 41 or in the Minimum Guaranteed Death
Benefit
on page 44. Please revise the prospectus to minimize the use of defined terms for a death benefit base and use those that remain consistently.
b.	To clarify how the Return of Principal Death Benefit
operates,
please provide an example of its calculation, including the effect of prior withdrawals. This will require describing in this section how the effect of a withdrawal on a benefit base is calculated.

Similarly, to avoid the multiple cross referencing required in comprehending the discussion of the roll up benefit basis, please provide a description of how "excess withdrawals" and withdrawal amounts are calculated and ensure that the examples intended to be provided in Appendix II as to the "greater of" death benefit bases demonstrate how these are calculated.

c.	The prospectus provides on page 40 one instance of how the
"benefit base" (presumably the annual ratchet benefit base) is adjusted upward. The prospectus is silent, however, on whether there are any other ways to adjust this benefit base either upward or downward. Please clarify this ambiguity and clarify whether the phrase "benefit base" was intended to mean "annual ratchet benefit base."

d.	The prospectus states on page 44 that the Annual Ratchet to
85
death benefit may be purchased on a standalone basis, but the definition of the annual ratchet benefit base in the second and third paragraphs of the Annual Ratchet subsection on page 40 is expressed only in terms of the Guaranteed benefit account value, implying that the annual ratchet benefit has no value unless purchased together with the GIB. Please resolve this discrepancy.

e.	The prospectus notes on page 40 that the benefit base to be
used
for the "greater of" death benefit reflects a deduction for any "excess withdrawals," while the benefit base for the other death benefits reflect no such deduction. Please confirm that this is what intended.

f.	The prospectus indicates on page 41 in the last sentence of
the
first paragraph of the XC contract subsection that credit amounts transferred to the Guaranteed benefit account value become part of that account value but do not increase the GIB benefit base.
Please
reflect this exclusion in the earlier discussions as to how the various benefit bases are calculated. In addition, inasmuch as earnings on those credits would also have to be excluded, please clarify the mechanics of how you would track the exclusion of those earnings, including providing an example.

11.	Guaranteed income benefits (page 41)

a.	This section describes several calculations, some of which
can
vary given the "greater of" nature of the GIB benefit base and other values. Please ensure that the forthcoming pre-effective amendment include examples for each of the permutations described in this section, and that the prospectus provides a cross reference at each description of a calculation to the specific example that demonstrates the calculation.

b.	The fifth paragraph of this section, on page 41, states that
"the GIB allows [an investor] to withdraw up to [the investor`s]
Annual withdrawal amount starting in the sixth contract year ...."
To avoid any inference that an investor has no right to withdraw funds in excess of that amount, please clarify that the GIB simply allows those withdrawals without any reduction in the amount available for the benefit beyond a dollar reduction in the base used to calculate the benefit.

c.	For clarity, please consider revising the caption for the
Annual
Withdrawal Amount subsection so as remind the reader that the subsection relates only to withdrawals before the Lifetime GIB payment period begins.

d.	The prospectus notes in the first paragraph of the Annual
Withdrawal Amount section on page 42 that a withdrawal from the Guaranteed benefit account value reduces the Roll up benefit base on a pro rata basis. The next sentence states that "starting in the sixth contract year, [an investor] may withdraw [the] Annual withdrawal amount on a dollar for dollar basis.

This is unclear for several reasons. First, to the extent the registrant intends to convey in the first sentence that withdrawals that are not within the limits imposed on Annual withdrawals as described later or take place before the sixth contract year reduce a benefit base on a pro rata basis, it would be more clear to state that rather than leave the investor unclear as to the meaning of the word "generally" and as to how it relates to the second sentence.

Second, since the GIB benefit base is the higher of the Roll up benefit base and the Annual ratchet benefit base, it is unclear whether the GIB benefit base or the stated benefit base was intended.
Please clarify this ambiguity. Third, an investor may not understand the meaning of pro-rate and it would be helpful to describe how it is calculate or at least note the adverse consequence of its use (i.e., where account value is below the benefit base) and refer the reader to a description of how it is calculated.

Lastly, in stating that certain withdrawals take place "on a dollar for dollar basis," please revise the prospectus to clarify that the withdrawal reduces the applicable benefit base, and the amount available in subsequent contract years for an Annual withdrawal, on a dollar for dollar basis.

e.	The prospectus notes in the second paragraph of the Annual
withdrawal amount section that the Annual withdrawal amount is calculated by using a GIB benefit base that subtracts contributions and transfer into the Guaranteed benefit investment options over the prior four years. However, the prospectus notes in the following paragraph that each contribution "has a five year waiting period before it is available to be withdrawn on a dollar for dollar basis."
Please revise the prospectus to clarify this inconsistency. In addition, please clarify what a waiting period means when the GIB benefit base, using the annual ratchet method, could be an amount that has nothing to do with the contributions and transfers of the prior five (or four) years. Further, please include an example that demonstrates how the Annual withdrawal amount is calculated when an annual ratchet base amount from a period preceding the waiting period is used as the GIB benefit base.

f.	In the Annual Roll up rate section, the prospectus states
that
the roll up rate "credited to [the benefit base]" is tied to certain rates. For accuracy, please note that the roll up rate is used to calculate amounts that are credited to the benefit base.

g.	The Annual Roll up rate section notes what the rate will not be
less than, but does not state what it will equal. If the rate is set at the registrant`s discretion subject to those minimums, please make that explicit.

h.	The seventh paragraph states that the registrant "reserves[s]
the right to set a rate "higher than the ten year Treasuries or the applicable guaranteed minimum." Please delete this sentence as redundant or explain to the staff what is intended.

i.	The third bullet on page 43 notes that a "pro rated" amount
for
contributions and transfers into the Guaranteed benefit investment options made during the contract year will be added to the Annual Roll up amount calculations at the end of the contract year.
Please
clarify the basis of the pro ration (e.g., an amount to reflect the duration of the year that the added amounts were in those options).

j.	The last sentence of the Annual Roll up amount subsection on page 43 states that this amount "will reflect a deduction of any withdrawals of the Annual withdrawal amount." This sentence is confusing for two reasons.

First, the GIB benefit base will already reflect, either on a dollar for dollar or a pro rata basis, a deduction for those withdrawals. In light of this, please confirm with the staff the intent to also reflect this deduction in the Roll up amount that goes into the calculation of the GIB benefit base.

Second, the sentence does not state the basis (dollar for dollar or pro rata) for the deductions. Please revise the disclosure accordingly.

Also, since this deduction is part of the calculation of the roll up
amount, please include it as a fourth bullet point in the sentence that otherwise purports to describe how the amount is calculated.
k.	Please reconcile the paragraph following item (iii) on page
41
with the second to last paragraph under "Annual Withdrawal amount" on page 42, i.e., should insert "following a contribution/transfer" in between "sixth contract year" and "and before" in the former to more accurately correspond to disclosure of latter.

l.	In the second to last paragraph under "Annual Withdrawal
amount"
on page 42, please clarify what "benefit base" is being referred to in the second sentence and also explain what is meant by "pro rata basis."

m.	The prospectus notes in the Death Benefit section that
certain
death benefits may be purchased on a stand alone basis while one can only be elected in combination with the Guaranteed Income Benefit. This suggests that the GIB may be purchased either with or without any of the Guaranteed Minimum Death Benefits. For clarity, please state whether election of the GIB requires the election of a the Guaranteed Minimum Death Benefit.

12.	Lifetime GIP payments (page 43)

a.	As with the previous section please ensure that Appendix II
includes an example to demonstrate the operation of each of the scenarios and alternative scenarios described in this section.

b.	The prospectus on page 43 states that when there is Non-
Guaranteed benefit account value but no Guaranteed benefit account value that the death benefit will be terminated. The prospectus notes on page 44 that a death benefit is payable based on Non-Guaranteed benefit account value. Please reconcile the discrepancy.

13.	Guaranteed minimum death benefit (page 44)

	Please disclose when one of these death benefits must be elected.

14.	Dropping a Guaranteed Benefit (page 44)

      The prospectus notes in the third bullet point in this section that Guaranteed benefits may not be dropped until after any withdrawal period has expired. The prospectus also notes in the Withdrawal Charge subsection that all contracts, except the C version, has a withdrawal period that extends for several years after the most recent contribution. Accordingly, please note prominently in the summary that while there is a right to drop a Guaranteed benefit, that right may not be exercised until the end of the withdrawal period for the most recent contribution.



15.	Inherited IRA Beneficiary Continuation Contract (page 45)

      It is entirely unclear exactly what is the purpose of a continuation contract in the contexts cited in the first and second paragraphs. It is unclear what are the circumstances under which the individuals cited as those who might choose such a contract would choose such a contract. The section is replete with phrases that an investor would have difficulty in understanding such as "chang[ing]" the funding vehicle that the deceased owner selected" and "not suitable for beneficiaries electing the `5-year rule.` " While the phrase "Inherited IRA" is defined earlier in the prospectus, it is missing from the list of phrases that have to be redefined for purposes of the discussion in the third paragraph of the subsection.
The carefully prescribed sets of individuals to whom such a contract is available raise the question as to why the contract is not available outside the sets (e.g., spousal beneficiaries of deceased qualified plan participants, or beneficiaries of IRAs held with
AXA).
The ninth bullet on page 45 lists certain features missing from this contract relative to other contracts without being clear as to whether the contract has the other common features other than those listed. The last sentence of the third paragraph is a run on sentence, making unclear what is intended. Most importantly, this section is clearly intended to provide options to beneficiaries in complying with the tax code, but nowhere is there a suggestion to seek tax advice before taking any decisions.

Please revise this section completely for plain English and to address the comments made above.

16.	Effect of your account values falling to zero (page 47)

      The third bullet states that unless amounts are allocated to the Non-Guaranteed benefit account value at the time the Guaranteed account value falls to zero, the contract of an investor who has chosen the GIB will terminate. The prospectus notes on page 43 in clause (vi) that, instead, in these circumstances a supplemental contract will be issued at that time for Lifetime GIB payments. Please revise the prospectus to ensure that the two disclosures are consistent.

17.	Transferring your account value (page 49)

a.	Please highlight the second to last sentence of the third
bullet
point and also provide the disclosure prominently earlier in the prospectus.

b.	The second subparagraph of the fourth bullet on page 49
refers
to the "minimum rules for all categories." The investment allocation rules on page 36 suggest there is only one such rule. Please resolve the ambiguity.

c.	The prospectus notes in the last paragraph of page 49 that
the
registrant will inform the investor if transfer restrictions are
removed.   Please revise the prospectus to clarify when investors
will be told.

18.	Withdrawing your account value (page 52)

a.	The prospectus describes on page 52 how payments under the
maximum payment plan and the customized payment plan are calculated.
Please ensure that Appendix II contains examples that demonstrate these calculations.

b.	The prospectus states in the second paragraph of the
systematic
withdrawals subsection on page 53 that there is a limit on the percent of Non-Guaranteed benefit account value that can be systematically withdrawn. The prospectus then notes in the following paragraph that the systematic withdrawal option will be terminated if these limits are exceeded and the investor subsequently makes a contribution to that account value. Please revise the prospectus to clarify the consequence of exceeding the limit when there is no subsequent contribution.

c.	The prospectus states in the first paragraph of the
substantially equal withdrawals subsection on page 53 that the substantially equal withdrawal option allows the investor to avoid the 10% tax penalty generally imposed on withdrawals from IRA
contracts before age 59 1/2.   In the automatic payment plans
subsection, please clarify the extent to which withdrawals before
59
1/2 under automatic payment plans on similar contracts having GIBs are subject to this tax penalty.

d.	In the RMD subsection on page 54, the prospectus notes in the first sentence that RMD payments are "generally" not treated as an
Excess withdrawal.    However, the prospectus also notes in the
last
paragraph that RMDs are in fact counted as Excess Withdrawals unless the payments are made under the Automatic RMD service. Please revise the first paragraph of the subsection to clarify this or explain to the staff why you believe this exception does not make use of the word "generally" in the first paragraph misleading. In addition, please specifically state what benefit base is reduced and by how much for RMD withdrawals.

e.	The prospectus notes in the second paragraph that the
registrant
will make an extra payment, if necessary to meet the RMD amount
and
that "[t]he combined Automatic payment plan and RMD payment will be
not be treated as an Excess withdrawal, "if applicable."  Please
clarify the meaning of this phrase.   In addition, the next
sentence
states that the additional payment reduces the roll up benefit base.
Given that the GIB benefit base is a "greater of" base, please clarify with the staff why the additional payment reduces only the roll up benefit base and not both the roll up and the annual ratchet
bases on a dollar for dollar basis.    Please note that omitting
the
annual ratchet base suggests that that base would still, as
suggested
by the first sentence of the "How withdrawals affect your
Guaranteed
benefits subsection on page 55, be reduced pro-rata which could in turn reduce the GIB benefit base pro rata.
f.	The prospectus states in the "Surrendering your contract to
receive its cash value" subsection on page 55 that if an investor "surrenders [the] contract to receive its cash value" where that cash value is less than the Annual withdrawal amount, the cash value will be deposited into certain investment options and a "supplementary life annuity contract" will be issued. Please explain to the staff how issuing an annuity contract in response to a request for cash complies with Rule 22c-1 under the 1940 Act.

19.	Your annuity payout options (page 56)

a.	The prospectus states in the second paragraph of this section that the registrant will convert the contract on the maturity to the
default annuity payout option if the investor has not made an
affirmative choice.   Please clarify what notice the registrant
will
provide to the investor in advance of this action.

b.	The prospectus states in the third paragraph of the section
that
the registrant reserves the right to change the guaranteed annuity purchase rates. Please confirm that the advance notice will be sufficient for an investor to annuitize under the old rates if desired and that the change will not apply to any amounts already annuitized.

c.	The prospectus notes in the last paragraph on page 57 that
where
a withdrawal charge for converting balances to the Income Manager payout option is imposed, "the withdrawal charges under the Income Manager will apply." Please clarify how these charges differ from other withdrawal charges and revise both the fee table, if applicable, and the Charges and Expenses section to account for this charge.

20.	Charges and expenses (page 59)

a.	For the "For contract with a stand alone Guaranteed minimum
death benefit" on page 61, please highlight the last sentence of the paragraph and apply the same to the last sentence of the third paragraph under "For contracts with GIB."

b.	Please provide disclosure under "Annual Ratchet death
benefit"
on page 61 and "`Greater of` death benefit" on page 62 as was provided in last paragraph under "guaranteed income benefit charge" on page 62 regarding pro rating of the charges (as also reflected in footnote 8 to the fee tables on page 14).

c.	The prospectus makes reference on page 62 to a fee for the
Variable Immediate Annuity payout option. Inasmuch as the cover page of the prospectus notes it describes deferred contracts only, please clarify what is intended by the phrase "Variable Immediate
Annuity."

21.	Payment of Death Benefit (page 64)

a.	The prospectus notes that certain parties may continue a
contract following the death of the owner under either the spousal continuation option or the beneficiary continuation option.
Please
revise this section to highlight the differences between the two options, and what are the circumstances under which the party making the choice should choose one option over the other.

b.	Please ensure that all differences between continued
contracts
and the contracts described in the prospectus are outlined in this subsection.

c.	Please consider relocating the Inherited IRA Continuation
Contract subsection to a point after the continuation subsections described in this section.

22.	Tax information (page 68)

	Please confirm that the disclosure is current and otherwise complies with the disclosure requirements of Item 12.

23.	About the General Account (page 80)

	Please revise this section to remind investors that the general account is subject to the claims of creditors.

24.	If applicable, please update "About legal proceedings" on
page
82 as appropriate.

25.	Appendices

	Please note that any appendices to be subsequently filed by pre-effective amendment will be subject to further staff review.

STATEMENT OF ADDITIONAL INFORMATION

26.	Please confirm relevance of section "Calculation of variable
Annuity Payments" given that the contract only offers fixed annuity options.

PART C

27.	Financial Statements, Exhibits, and Certain Other Information

a.	Any financial statements, exhibits, and any other required
disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

b.	As noted above, the prospectus contains a number of instances of
inconsistent and ambiguous disclosure. In addition to responding to the comments noted above, please review the prospectus thoroughly to minimize these deficiencies to the fullest extent possible with a view to presenting the disclosure that comports with plain English rules and in an organization that minimizes cross referencing and that facilitates comprehension.

28.	Representations

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant`s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

*****************************************
	Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement.
If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

	Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

	If you have any questions, you are welcome to call me at
(202)
551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code:
20549-8629. My facsimile number is (202) 772-9285.



							Sincerely,


							Sonny Oh
							Staff Attorney
							Office of Insurance Products
? The initial registration statement was filed on July 31, 2009.
However, the registrant subsequently filed the pre-effective amendment in order to update the disclosure to include the
marketing
name of the contracts ("Retirement Cornerstone Series") and to make
general changes regarding certain contract features.
??

??

??

??

Christopher E. Palmer, Esq.
Goodwin Procter LLP
September 29, 2009
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